Exhibit 21.1
Subsidiaries of the Registrant
     Active subsidiaries of The Corporate Executive Board Company as of December 31, 2007:

Company Name	Jurisdiction of Organization
The Corporate Executive Board Company (UK) Ltd.	United Kingdom
Corporate Executive Board India Private Ltd.	India
CEB International Holdings, Inc.	United States
CEB Toolbox, Inc.	United States

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